LONGEVERON INC.

1951 NW 7th Avenue, Suite 520

Miami, Florida 33136

May 17, 2024

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tyler Howes

Re:	Longeveron Inc.
Registration Statement on Form S-1
Filed April 30, 2024
File No. 333-278995

Request for Acceleration of Effectiveness

Dear Mr. Howes:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, Longeveron Inc. (the “Registrant”) hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-278995), so that it may become effective on May 21, 2024, at 5:00 p.m., Eastern Time, or as soon thereafter as practicable. The Registrant hereby authorizes Jennifer Minter, Esq., to orally modify or withdraw this request for acceleration.

Please contact Jennifer Minter of Buchanan Ingersoll & Rooney PC, counsel to the Registrant, at (412) 562-8444, or in her absence, Adam Wicks at (412) 562-8331, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

Longeveron Inc.

By:	/s/ Wa’el Hashad
Wa’el Hashad
Chief Executive Officer

cc:	Jennifer Minter Adam Wicks